SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Multimedia Games, Inc.

(Name of Subject Company (Issuer))

Multimedia Games, Inc.

(Names of Filing Persons (Offeror))

Common Stock, $0.01 Par Value Per Share

(including the associated preferred share purchase rights attached thereto)

(Title of Class of Securities)

625453105

(CUSIP Number of Class of Securities)

Randy S. Cieslewicz

Chief Financial Officer

206 Wild Basin Rd.

Building B, Fourth Floor

Austin Texas 78746

Telephone: (512) 334-7500

Copy To:

Paul E. Hurdlow, Esq.

DLA Piper US LLP

1221 South MoPac Expressway, Suite 400

Austin, Texas 78746

Telephone: (512) 457-7000

(Name, address and telephone numbers of person

authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee **
$25,000,000	$767.50

*	Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 1,851,852 shares of common stock at the maximum tender offer price of $13.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $767.50 Form or Registration No.: Schedule TO	Filing Party: Multimedia Games, Inc. Date Filed: June 8, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO relating to the offer by Multimedia Games, Inc., a Texas corporation (“Multimedia”), to purchase up to $25,000,000 in value of shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated October 12, 1998, by and between Multimedia and Corporate Stock Transfer, as Rights Agent, at a price not greater than $13.50 nor less than $12.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”).

The information in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed on Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, respectively, is incorporated herein by reference in answers to Items 1 through 11 in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following:

On June 18, 2007, the Company issued a press release providing an update on the Company’s installed player base, product mix and certain markets its serves at May 31, 2007 and announcing an increase by the Company of its funding commitment for a key customer’s facility expansion. A copy of the press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iii)	Press Release, dated June 18, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Multimedia Games, Inc.

Dated: June 18, 2007	By: /s/ CLIFTON E. LIND

Clifton E. Lind
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
(a)(1)(i)(*)	Offer to Purchase, dated June 8, 2007
(a)(1)(ii)(*)	Letter of Transmittal
(a)(1)(iii)(*)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(iv)(*)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)(*)	Letter to Shareholders, dated June 8, 2007
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(i)(*)	Press Release, dated June 8, 2007
(a)(5)(ii)	Press Release, dated May 29, 2007(1)
(a)(5)(iii)(**)	Press Release, dated June 18, 2007
(b)(1)	Revolving Credit Facility Agreement entered into as of April 27, 2007 by and among the financial institutions from time to time signatory thereto, Comerica Bank, as agent for such financial institutions, and MegaBingo, Inc. and MGAM Systems, Inc. (the “Revolving Credit Facility Agreement”) (2)
(b)(2)	Letter Agreement entered into as of June 6, 2007 by and among MegaBingo, Inc., MGAM Systems, Inc., Comerica Bank, as Agent, Swing Line Bank and Issuing Bank, and CIT Lending Services Corporation, as Bank, amending the Revolving Credit Facility Agreement (3)
(d)(1)	1994 Employee Stock Option Plan(4)
(d)(2)	1994 Director Stock Option Plan(4)
(d)(3)	1996 Stock Incentive Plan, as Amended(5)
(d)(4)	President’s Plan(6)
(d)(5)	1998 Senior Executive Stock Option Plan(5)
(d)(6)	2000 Stock Option Plan(5)
(d)(7)	2001 Stock Option Plan(7)
(d)(8)	2002 Stock Option Plan(8)
(d)(9)	2003 Outside Director Stock Option Plan(9)
(d)(10)	Ad Hoc Option Plan(10)
(d)(11)	Rights Agreement dated October 12, 1998 by and between Multimedia Games, Inc. and Corporate Stock Transfer, as rights agent(11)
(d)(12)	Agreement dated October 24, 2006 by and among Multimedia Games, Inc. and Liberation Investments, L.P., a Delaware limited partnership (“LILP”), Liberation Investments, Ltd., a private offshore investment corporation (“LILtd”), Liberation Investment Group, LLC, a Delaware limited liability company and general partner of LILP and a discretionary investment advisor to LILtd (“LIGLLC”), Emanuel R. Pearlman, the Chief Executive Officer and majority member of LIGLLC, and Neil E. Jenkins (12)
(g)	Not applicable
(h)	Not applicable

*	Previously Filed with Schedule TO filed June 8, 2007
**	Filed herewith.
(1)	Incorporated by reference to Current Report of Form 8-K filed May 3, 2007.
(2)	Incorporated by reference to Current Report on Form 8-K filed May 31, 2007.
(3)	Incorporated by reference to Current Report on Form 8-K filed June 8, 2007.
(4)	Incorporated by reference to Form 10-KSB for the fiscal year ended September 30, 1994.
(5)	Incorporated by reference to Registration Statement on Form S-8 filed December 1, 2000 (File No. 333-51072).
(6)	Incorporated by reference to Form 10-KSB for the fiscal year ended September 30, 1998.
(7)	Incorporated by reference to Registration Statement on Form S-8 filed October 18, 2001 (File No. 333-100611).
(8)	Incorporated by reference to Form 10-Q filed for the quarter ended March 31, 2003.
(9)	Incorporated by reference to Appendix B of Definitive Proxy Statement on Schedule 14A filed January 6, 2004.
(10)	Incorporated by reference to Registration Statement on Form S-8 filed October 18, 2002.
(11)	Incorporated by reference to Registration Statement on Form 8-A filed October 15, 1998.
(12)	Incorporated by reference to our Form 8-K filed October 26, 2006.